

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Mr. James R. Easter
Senior Vice President and Chief Financial Officer
Seahawk Drilling, Inc.
5 Greenway Plaza, Suite 2700
Houston, Texas 77046

>   **Re:** **Seahawk Drilling, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
>   **Filed November 9, 2010**
>   **File No. 001-34231**

Dear Mr. Easter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Results of Operations, page 22

1.   We have reviewed your response to prior comment two. In your disclosure of the changes in revenue over the three-month and nine-month periods ended September 30, 2010, you attribute the revenue decline primarily to the economic downturn and declining market conditions and PEMEX not renewing contracts for your rigs. Please expand your disclosure in future filings to quantify the amount of the changes contributed by each of the factors or material events that you identify. For example, disclose the dollar impact of the completion of contracts in Mexico. See Section III.D of SEC Release 33-6835 (May 18, 1989) for further guidance, which may be found at http://www.sec.gov/rules/interp/33-6835.htm.

Also, please confirm that you will separately disclose revenues generated in Mexico in your annual financial statements, which is required by FASB Accounting Standards Codification 280-10-50-41 if material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief